Exhibit 99.2

DIRECTORS AND SENIOR MANAGEMENT OF SEALSQ CORP

The following sets forth the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of SEALSQ Corp. Unless otherwise indicated, the business address of each person listed below is c/o SEALSQ Corp.,

Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. Each such person is a citizen of the country indicated.

Name	Title	Principal Occupation if not employed by SEALSQ Corp	Citizenship
Ruma Bose	Board Member	Chief Executive Officer at Kayanee, a women’s wellness and lifestyle business.	Canada
Cristina Dolan	Board Member	Chief Executive Officer at Prime Radiant.	United States of America
David Fergusson	Board Member	Executive Managing Director M&A at Generational Equity.	Canada
Eric Pellaton	Board Member	Partner and Investor at Solar Rain Bottled Water Co., Inc. (USA).	United States of America
Peter Ward	Board Member	Retired	United Kingdom
Carlos Moreira	Executive Director and Chief Executive Officer	*	Switzerland
John O'Hara	Executive Director and Chief Financial Officer	*	France
Frank Buonanno	Vice-President of Global Sales	*	France
Jean-Pierre Enguent	Vice-President of Research & Development Systems and Solutions	*	France
Loïc Hamon	Chief Operating Officer of SEALSQ USA	*	France
Andreas Moreira	Chief Innovation Officer	*	Switzerland
Jean-Luc Triouleyre	General Manager of IC'Alps SAS	*	France
Nathalie Verjus	Company Secretary and Financial Planning & Reporting Manager	*	France
Bernard Vian	General Manager of SEALSQ France SAS	*	France

*	The present principal occupation for each of these individuals is officer of SEALSQ Corp. and officer, trustee and/or director of other affiliated entities.